Mail Stop 4561

February 4, 2009

Mr. Charles E. Moran
Chief Executive Officer
Skillsoft Public Limited Company
107 Northeastern Boulevard
Nashua, New Hampshire 03062

      Re: Skillsoft Public Limited Company
              Form 10-K for Fiscal Year Ended January 31, 2008
              Filed March 31, 2008
              File No. 0-25674

Dear Mr. Moran:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                               Sincerely,

                               Mark Kronforst
                               Accounting Branch Chief